January 25, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (407) 650-1044

Mr. Kevin B. Habicht, Chief Financial Officer
National Retail Properties, Inc.
450 South Orange Avenue, Suite 900
Orlando, FL   32801

**RE: National Retail Properties, Inc.
File No. 001-11290
Form 10-K for the year ended December 31, 2006
Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and
September 30, 2007**

Dear Mr. Habicht:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant